

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"
20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

May 21, 2010

Globex Raises Additional Exploration Funds
Drilling Starts at Nordeau Gold Property
More Gold at Russian Kid (Rocmec 1)

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that it has closed a private placement of 957,600 flow through common shares. Globex has placed 406,200 flow through common shares with Quebec "accredited investors" at a price of $1.955 per share and 551,400 flow through common shares with non-Quebec "accredited investors" at $1.87 per share for a gross proceeds of $1,825,239. The shares are subject to a 4 month hold period.

Three funds have taken part in the private placement. No warrants or brokers' warrants were issued as part of the financing. A cash commission of 4% was paid to Citadel Securities Inc. of Halifax, Nova Scotia and various registered representatives.

The funds will be spent on exploration and hydrometallurgical test work on projects in Quebec, Ontario and Nova Scotia.

In other news, Plato Gold Corp. has announced the start of a second phase drill program on the Nordeau East gold zone, part of the Nordeau gold package optioned from Globex (see Plato press release dated May 19, 2010). Plato has reported drill results from the first phase of drilling including 14.3 g/t Au over 5.5 m and 8.0 g/t over 6.7 m (see Plato press release dated January 26, 2010). The drilling is being done in order to test the continuity of the mineralized zone. Globex is pleased that Plato is moving forward to better define the Nordeau East gold zone.

Rocmec Mining Inc. has announced a NI 43-101 conformable resource calculation on the Boucher structure at the Russian Kid Gold Mine (Rocmec 1) on which Globex has a gross metal royalty of up to 5%. In the press release dated May 20, 2010, Rocmec reported 22,700 ounces of gold defined in the measured and indicated categories. This is the first definition of a resource in this structure and, according to the press release, ***brings the Russian Kid deposit's measured and indicated resource to 570,300 t grading 6.52 g/t Au with an additional inferred resource of 1,512,400 t grading 7.40 g/t for a total of 479,100 oz of contained gold.*** See the Rocmec press release for details. The resource was calculated by SGS Geostat in a NI 43-101 report for Rocmec and will be available on Sedar.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:
Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com


10015838

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Companies expectations and projections. A more detailed discussion of the risks is available in the "Annual Information Form" filed by the Company on SEDAR at www.sedar.com



GLOBEX

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

May 28, 2010

Globex's Parbec Property – Savant Hits on First Drill Hole

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – OTCQX International) is pleased to inform shareholders that **Savant Explorations Ltd. (SVT.TSX-V)** has received assays from the first of 8 planned holes on Globex's **Parbec property** in Malartic Township, Quebec.

The first hole tested the "Camp Zone" at a vertical depth of 150 metres and intersected **19.25 g/t Au over a core length of 2.9 metres**. A second zone was intersected 150 metres further down the hole grading **2.1 g/t Au over a core length of 2.5 metres** in what is called the "North Veins".

The Parbec property straddles the gold localizing Cadillac Break and is located between the developing large open pit gold deposit of Osisko Mining Corporation and the operating Lapa gold deposit of Agnico-Eagle Mines Limited and adjoins the west boundary of the former East Amphi Gold Mine. Savant reports that the intersection of the "Camp Zone" is, geologically, similar to the mineralization found at the Lapa gold deposit consisting of 1% to 3% finely disseminated arsenopyrite in a strongly silicified and pyritized talc chlorite schist (see Savant press release May 28, 2010).

Globex optioned the Parbec property to Savant for $525,000 in cash payments and $3,850,000 in exploration expenditures over 4 years along with 750,000 shares over 3 years. Globex also maintains a sliding gross metal royalty on production varying between 1% and 2%.

Globex is pleased with the very good results in the first hole and congratulates the Savant team for their excellent work.

In other news, Tres-Or Resources Ltd. has announced that it has signed a Letter of Intent with Sementiou Inc. as regards the **Duvay gold property** in Duverny Township, Quebec. The agreement, if completed, will see possible exploration expenditures totalling $5,275,000. Globex maintains a 1.5% gross metal royalty (GMR) on all gold production valued at less than US$800 per ounce and 2% GMR on all gold production valued at over US$800 per ounce.

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com